Exhibit 99.3

Abits Group Inc Reports Amended Unaudited Financial Statements for the First Half of 2025

Hong Kong, September 02, 2025 (GLOBE NEWSWIRE) – Abits Group Inc (NASDAQ: ABTS) today announced it has recently made certain corrections to its unaudited financial statements for the six months ended June 30, 2025 that were announced on August 13, 2025.

The items that were corrected were the number of the Company’s authorized shares and the number of issued and outstanding shares as of June 30, 2025. A note describing these changes as a result of the reverse split that was effected on March 10, 2025 is included as Note 5 to the amended financial statements. All other financial figures, including the loss for the period of six months to June 30, 2025 and the loss per share remain unchanged.

The amended unaudited financial statements for the six months ended June 30, 2025 are attached to this press release.

ABITS GROUP INC

CONSOLIDATED BALANCE SHEETS

		As of	As of
	Note	June 30, 2025 (Unaudited)	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents		$145,143	$1,118,929
Receivable and other receivables		492,791	398,707
Accounts prepaid		50,000	160,000
Total current assets		687,934	1,677,636

Digital assets	1	1,964,090	257,753
Property, equipment and vehicles	2	10,844,606	9,435,908

TOTAL ASSETS		13,496,630	11,371,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Other payables and accruals		$845,206	$990,346
Loan	3	2,625,000	-
Total Liabilities		3,470,206	990,346
Shareholders’ Equity
Preferred shares, no par value, unlimited shares authorized, 333,333 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively*	5	$5,050	$5,050
Common shares, no par value, unlimited shares authorized, 2,369,995 and 2,370,139 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively*	5	35,554	35,554
Additional paid-in capital		89,290,193	89,290,193
Accumulated deficit		(79,158,170)	(78,803,383)
Accumulated other comprehensive income		(146,203)	(146,463)
Total Shareholders’ Equity		10,026,424	10,380,951
Total Liabilities and Shareholders’ Equity		$13,496,630	$11,371,297

*	Retrospectively restated for the one-for-fifteen share consolidation effected on March 10, 2025.

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ABITS GROUP INC

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Six Months Ended	Six Months Ended
	Note	June 30, 2025	June 30, 2024
Revenue	4	$3,995,558	$3,669,627
Direct costs of revenue		(1,856,866)	(1,647,732)
Profit from operations		2,138,692	2,021,895
General and administrative expenses		(1,133,589)	(1,119,138)
Depreciation		(1,619,905)	(1,274,029)
Fair value changes of digital assets		364,800	357,308
Loss before interest and taxes		(250,002)	(13,964)
Interest expense	3	(90,000)	-
Loss before tax		(340,002)	(13,964)
Income taxes		(14,785)	-
Loss after tax		(354,787)	(13,964)
Foreign exchange adjustment		260	(17,382)
Comprehensive loss for the period		$(354,527)	$(31,346)

Basic and diluted loss per ordinary share	5	$(0.15)	$(0.013)
Basic and diluted average number of ordinary shares outstanding*	5	2,369,995	2,369,995

*	Retrospectively restated for the one-for-fifteen share consolidation effected on March 10, 2025.

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ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY

							Accumulated
	Preferred Shares*		Ordinary Shares*		Additional paid-in	Accumulated	other comprehensive
	Number	Amount	Number	Amount	capital	deficit	income	Total

Balance, December 31, 2023	333,333	5,050	2,370,139	35,554	89,290,193	(77,893,723)	(124,414)	11,312,660
Net loss for the year	-	-	-	-	-	(909,660)	-	(909,660)
Foreign exchange adjustment	-	-	-	-	-	-	(22,049)	(22,049)
Fractional share redemption			(144)
Balance, December 31, 2024	333,333	5,050	2,369,995	35,554	89,290,193	(78,803,383)	(146,463)	10,380,951
Net loss for the period	-	-	-	-	-	(354,787)	-	(354,787)
Foreign exchange adjustment	-	-	-	-	-	-	260	260
Balance, June 30, 2025	333,333	5,050	2,369,995	35,554	89,290,193	(79,158,170)	(146,203)	10,026,424

*	Retrospectively restated for the one-for-fifteen share consolidation effected on March 10, 2025.

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ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended	For the Six Months Ended
	June 30, 2025	June 30, 2024
Net loss for the period	$(354,787)	$(13,964)
Adjustment to reconcile cash used in operating activities:
Depreciation of property, equipment and vehicles	1,619,905	1,274,028
Changes in operating assets and liabilities:
Receivables, other receivables and prepaid	15,916	403,544
Other payable and accruals	(145,140)	(84,909)
Digital assets	(1,706,337)	(352,026)
Net cash (used in)/generated from operating activities	(570,443)	1,226,673

Cash from Investing activities:
Purchase of property, equipment and vehicles	(3,028,603)	(1,696,907)
Net cash used in investing activities:	(3,028,603)	(1,696,907)
Cash from financing activities:
Loan from a third party	3,000,000	-
Repayments of loan	(375,000)	-
Net cash generated from financing activities	2,625,000	-
Effect of exchange rates on cash and cash equivalents	260	(17,382)
Net decrease in cash and cash equivalents	(973,786)	(487,616)
Cash and cash equivalents, beginning of period	1,118,929	884,199
Cash and cash equivalents, end of period	$145,143	$396,583

See accompanying notes to consolidated financial statements

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ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Digital assets

	June 30, 2025		December 31, 2024
BTC	Number	Value	Number	Value
Stock of bitcoins at the beginning of the year	2.58	246,136	16.41	693,389
Mined during the year	40.27	3,859,668	100.55	6,570,519
Exchanged for USD	(23.54)	(2,180,105)	(97.59)	(6,360,675)
Exchanged for USDT	(3.61)	(326,409)	(16.79)	(1,180,595)
Change in fair value of Bitcoin	-	364,800	-	523,498
Stock of bitcoins at the end of the year	15.70	$1,964,090	2.58	$246,136

USDC (one unit = one dollar)
Balance brought forward:	-	-	-	320,458
Exchange for USD	-	-	-	(45,168)
Exchange for USDT	-	-	-	(5,437)
Procurement of equipment and expenses	-	-	-	(269,853)
Balance carried forward:	-	-	-	-

USDT (one unit = one dollar)
Balance brought forward:	-	11,617	-	180,310
Proceeds from exchange of USD and USDC	-	2,381,843	-	421,254
Proceeds from exchange of bitcoins	-	326,409	-	1,180,595
Procurement of equipment and expenses	-	(2,719,869)	-	(1,770,542)
Proceeds from sale of used equipment	-	-	-	-
Balance carried forward:	-	-	-	11,617

	-	$1,964,090	-	$257,753

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2. Property, equipment and vehicles

Cost:	Land	Plant	Equipment	Vehicles	Total

Balance, January 1, 2025	$1,896,291	$2,384,687	$8,127,643	$133,308	$12,541,929
Additions	-	128,390	2,900,215	-	3,028,605
Balance, June 30, 2025	$1,896,291	$2,513,077	$11,027,858	$133,308	$15,570,534

Depreciation:
Balance, January 1, 2025		$526,079	$2,458,739	$121,205	$3,106,023
Charge for the period		243,477	1,364,325	12,103	1,619,905
Balance, June 30, 2025	-	$769,556	$3,823,064	$133,308	$ 4,725,928
Net book value:
Balance, January 1, 2025	$1,896,291	$1,858,609	$5,668,904	$12,103	$9,435,907

Balance, June 30, 2025	$1,896,291	$1,743,521	$7,204,794	-	$10,844,606

3. Loan and interest expense

In March 2025, the Company took a loan of $ 3.0 million, with interest at a simple rate of 12% per annum. The loan is repayable in 24 equal instalments and is secured on all the assets of the Company’s mining site at Duff, Tennessee. The interest expense for the period to June 30, 2025 is $90,000 (2024: Nil.

4. Revenue

	2025-1H	2024-1H

Bitcoin Operations (1)	3,859,669	3,669,236
Hosting income from third parties (2)	135,889	-
	3,995,558	3,669,236

(1) The output of bitcoins during the first half year of 2025 is 40.27 coins (2024-1H:61.53 coins).

(2) The Company began providing hosting services to third parties and charging a service fee from July 1, 2024.

5. Shareholders’ Equity

Preferred Shares

On February 13, 2025, the board of directors (the “Board of Directors”) of the Company approved to change the maximum number of preferred shares the Company was authorized to issue from 50,000,000 preferred shares, par value $0.00101 each, to an unlimited number of preferred shares, no par value each, and to amend and restate the Company’s Memorandum and Articles of Association, as amended, to reflect the changes.

On February 13, 2025, the Board of Directors approved a share consolidation of the Company’s preferred shares at the ratio of one-for-fifteen with an effective date of February 17, 2025.

Ordinary Shares

On February 13, 2025, the Board of Directors approved to change the maximum number of ordinary shares the Company was authorized to issue from 150,000,000 ordinary shares, par value US$0.001 each, to an unlimited number of ordinary shares of no par value each, and to amend and restate the Company’s Memorandum and Articles of Association, as amended, to reflect the changes.

On February 13, 2025, the Board of Directors approved a share consolidation of the Company’s ordinary shares at the ratio of one-for-fifteen with an effective date of February 17, 2025. On March 18, 2025, the Company paid cash to certain minor shareholders and cancelled 144 ordinary shares due to share consolidation reconciliation.

All historical share and per share amounts in these financial statements have been retroactively adjusted to reflect the share consolidations.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact

ir@abitsgroup.com

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